FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    X    Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on the increase of domestic power generation of Huaneng Power International, Inc. (the “Registrant”) for 2008, made by the Registrant on January 8, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:    Company Secretary

Date:    January 8, 2009

DOMESTIC POWER GENERATION INCREASES BY 6.30% IN 2008

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation for 2008.

Based on the Company’s preliminary statistics, for the year ended 31 December 2008, the Company’s total domestic power generation based on a consolidated basis amounted to 184.628 billion kWh, an increase of 6.30% over the same period in 2007. The power generation of Yingkou Power Plant, Yuhuan Power Plant, Qinbei Power Plant and Shangan Power Plant, etc increased significantly as compared to the same period last year. The increase in domestic power generation of the Company’s power plants was mainly attributable to the following reasons:

1.	The Company had put into operation more new power generating units in 2008, the safe and stable operation of which had provided a key momentum for the growth of the Company´s power generation.

2.
Taking into consideration the relatively significant changes in the economic climate in 2008, the Company had further strengthened its marketing efforts, formulated feasible and effective marketing strategies and measures and fully utilized the competitive advantages of the power plants of the Company, thereby facilitating a relatively rapid growth of the Company´s power generation.

3.	Maintenance arrangements for the Company´s generating units had been optimized, thus facilitating a growth in the Company´s power generation.

The power generation of each of the Company’s domestic power plants in 2008 was listed below (in billion kWh):

Domestic Power Plant	Power generation in 2008	Power generation in 2007	Change

Dalian	9.102	10.227	-11.00%
Fuzhou	8.129	8.136	-0.09%
Nantong	8.329	8.345	-0.19%
Shangan	9.299	7.216	28.87%
Shidongkou Second	7.534	7.957	-5.32%
Dezhou	14.022	13.22	6.07%
Shidongkou First	6.757	6.99	-3.33%
Shantou Coal-fired	7.020	7.408	-5.24%
Dandong	4.209	4.941	-14.81%
Nanjing	3.469	3.658	-5.17%
Jining	2.290	2.579	-11.21%
Changxing	1.516	1.603	-5.43%
Weihai	4.495	4.075	10.31%
Taicang	10.389	10.817	-3.96%
Huaiyin	7.458	8.539	-12.66%
Yuhuan	19.442	11.772	65.15%
Xindian	4.241	4.785	-11.37%
Yushe	4.951	5.692	-13.02%
Qinbei	10.514	7.12	47.67%
Luohuang	11.506	11.241	2.36%
Shanghai Combined-cycle	0.598	0.533	12.20%
Yueyang	6.016	6.748	-10.85%
Yingkou	10.735	6.207	72.95%
Jinggangshan	3.202	3.527	-9.21%

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Pingliang	7.201	8.11	-11.21%
Jinling Combined-Cycle	2.204	2.242	-1.69%

For the year ended 31 December 2008, the power generation of Tuas Power Ltd. in Singapore amounted to 9.841 billion kWh, representing an increase of 0.06% over the same period in 2007 (i.e. power generation of 9.835 billion kWh). Of the power generation of Tuas Power, the power generation attributable to the Company (commencing from 25 March 2008, the date on which the accounts were consolidated) was 7.584 billion kWh.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
8 January 2009

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